Exhibit (a)(10)

TO:	Gehl Savings Plan (“Plan”) participants with shares of the common stock of Gehl Company (“Gehl”) attributable to Plan accounts

FROM:	Marshall & Ilsley Trust Company N.A. (“M&I”), in its capacity as trustee of the Plan

DATE:	September 26, 2008

SUBJECT:	Tender Offer for Gehl Shares

As you may know, Tenedor Corporation (“Tenedor”), an indirect wholly owned subsidiary of Manitou BF S.A. (“Manitou”), has commenced a tender offer to purchase all of the issued and outstanding shares of common stock of Gehl for $30.00 per share in cash. A tender offer is a public offer made to the shareholders of a company by a potential acquirer to purchase their stock at a fixed price. This tender offer is conditioned upon, among other things, there having been validly tendered and not withdrawn, together with those shares then owned by Tenedor, Manitou and their respective wholly-owned subsidiaries, at least two-thirds of Gehl’s outstanding shares on a fully-diluted basis, plus one share, and the expiration of any waiting periods under applicable antitrust and competition laws. The tender offer will expire at 5:00 p.m., New York City time, on Monday, October 20, 2008, unless extended. Any extensions would be announced no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration of the tender offer. Copies of Tenedor’s Offer to Purchase and Gehl’s Solicitation/Recommendation Statement on Schedule 14D-9 are enclosed. We urge you to read the enclosed materials carefully.

As a participant in the Plan, you have the right to decide whether you would like M&I to tender the shares attributable to your Plan account to Tenedor pursuant to the offer to purchase. If you direct M&I to tender some or all of the shares attributable to your account on a timely basis (as described herein), then M&I will tender the specified percentage of shares attributable to your account and, upon the completion of the tender offer, Tenedor will pay to the Plan, for credit to your account, $30.00 in cash multiplied by the number of shares so tendered. The cash that the Plan receives for the shares attributable to you and tendered will be invested in the Stable Principal Fund unless you subsequently reallocate the funds to another investment (or investments).

If you direct M&I not to tender some or all of the Gehl shares attributable to your account, or if you do not make an election, the shares not tendered will continue to be held for you by the Plan. However, if the tender offer is successfully completed and the other conditions to the merger are satisfied or waived (where permissible), Gehl will become a wholly-owned subsidiary of Manitou. If the merger takes place, Gehl stockholders who did not tender their shares (other than those properly exercising their dissenters’ rights, if any, under Wisconsin law) will receive cash for each share in an amount equal to the $30.00 per share paid for shares tendered in the tender offer. The cash that the Plan receives for the shares held for you will be invested in the Stable Principal Fund unless or until you subsequently reallocate the funds to another investment (or investments). If the tender offer is not successfully completed, then regardless of whether or not you directed M&I to tender any Gehl shares attributable to your account, the shares will continue to be held for you by the Plan.

M&I will follow the tender instructions that you provide for shares attributable to your Plan account. To provide instructions, please print and sign your name below and indicate in the appropriate checkbox whether or not you would like to have M&I tender the shares attributable to your Plan account to Manitou’s subsidiary, Tenedor:

Print your name

Your signature

CHECK ONE ONLY:

☐	Please tender to Tenedor 100% of the shares of Gehl common stock attributable to my Plan account.
☐	Please tender only ___% of the shares of Gehl common stock attributable to my Plan account. Do not tender any remaining shares.
☐	Do not tender any shares attributable to my Plan account.

(The number of Gehl shares attributable to your account for purposes of the tender offer will be determined as of the Plan valuation date immediately preceding the date M&I tenders any shares. The fund has a cash reserve for liquidity purposes, so the number of shares attributable to your account will be less than the total value of your account.)

Please return this completed letter to M&I as soon as possible but in no event later than Friday, October 17, 2008. WE HAVE ENCLOSED A BUSINESS REPLY ENVELOPE FOR YOUR CONVENIENCE.

If you do not provide M&I with instructions in accordance with the timing and other requirements herein, then in accordance with the terms of the Plan, the shares will not be tendered unless M&I determines that it is compelled to do so as a matter of law. M&I does not currently expect that such shares would be tendered.

Please understand that M&I will hold any instructions you submit in complete confidence, such that it is intended that you are under no duress, pressure, or responsibility to make any particular decision, or to decide whether to tender your shares at all if you do not want to do so. In accordance with federal law, Gehl will not authorize or support any adverse or other employment action against you based on whether or not you tender your shares.

If you have any questions about the tender offer or completing this letter, please call D.F. King & Co., Inc., the information agent for the tender offer, toll-free at 800-967-7921 or SG Americas Securities, LLC, the dealer manager for the tender offer, toll-free at 866-300-7414. If you have any questions about completing this letter, please call M&I toll-free at 800-858-3829.

On September 8, 2008, the tender offer formally commenced, and beginning on that date, the Offer to Purchase was mailed to shareholders of Gehl. The information contained herein is qualified by reference to the Tender Offer Statement, Rule 13e-3 Transaction Statement and amended Schedule 13D Beneficial Ownership Statement on Schedule TO, filed by Tenedor and Manitou, containing the offer to purchase, forms of letters of transmittal and other documents relating to the tender offer and the merger, the Solicitation/Recommendation Statement on Schedule 14D-9, filed by Gehl, and the Rule 13e-3 Transaction Statement on Schedule 13E-3, filed by Gehl, with respect to the tender offer and the merger. These documents filed by Manitou, Tenedor and Gehl, as they may be amended from time to time, contain important information about the tender offer and all shareholders of Gehl (including anyone who owns shares of Gehl through the Plan) are urged to read carefully both these documents and documents that will be filed in the future by Manitou, Tenedor and Gehl with the Securities and Exchange Commission in connection with the tender offer and the merger. Shareholders of Gehl may obtain a free copy of these documents at www.gehl.com, and the website maintained by the Securities and Exchange Commission at http://www.sec.gov.

This letter contains forward-looking statements, including statements in connection with the tender offer and the proposed acquisition, which involve a number of risks and uncertainties. These statements are based on Manitou’s and Gehl’s current expectations and beliefs. Actual results could differ materially from the results implied by these statements. Factors that may cause or contribute to such differences include: the risk that the conditions to the offer or the merger set forth in the merger agreement will not be satisfied, changes in both companies’ businesses during the period between now and the closing, developments in obtaining regulatory approvals for the transaction; and difficulties that Manitou may suffer in connection with its plans for financing the tender offer and acquisition of Gehl. Risks relating to the tender offer and merger are described in the documentation filed with the SEC by Manitou and Gehl as referenced in the immediately preceding paragraph. Risks relating to Gehl are described in Gehl’s report on Form 10-K filed with the Securities and Exchange Commission for the fiscal year ended December 31, 2007, and Gehl’s reports on Form 10-Q filed with the Securities and Exchange Commission for subsequent quarterly periods. Gehl and Manitou are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.